UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65333/September 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14506

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In the Matter of	:	
	:	ORDER MAKING
AURIGA LABORATORIES, INC.,	:	FINDINGS AND
CURON MEDICAL, INC.,	:	REVOKING
GOLDSTATE CORP.,	:	REGISTRATIONS
ONEWORLD SYSTEMS, INC., and	:	BY DEFAULT
PRACTICEXPERT, INC.	:	

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On August 17, 2011, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents failed to comply with sections 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. All Respondents were served with the OIP by August 19, 2011. See 17 C.F.R. §201.141(a)(2)(ii). As of today, no Respondent has filed an Answer to the OIP, due ten days after service of the OIP. See 17 C.F.R. § 201.220(b). No Respondent participated in the prehearing conference on September 9, 2011. See 17 C.F.R. § 201.221.

Respondents are in default because they did not file an Answer to the OIP, participate in the prehearing conference, or otherwise defend the proceeding. I find the allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

Auriga Laboratories, Inc. (Auriga Laboratories), stock symbol ARGA, Central Index Key identifier (CIK) No. 1072313, is a void Delaware corporation located in Camarillo, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Auriga Laboratories is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $1,265,267 for the prior three months. As of August 15, 2011, the common stock of Auriga Laboratories was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Curon Medical, Inc. (Curon Medical), stock symbol CRNM, CIK No. 1114365, is a void Delaware corporation located in Fremont, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Curon Medical is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2006. On November 17, 2006, Curon Medical filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which was still pending as of August 15, 2011. As of August 15, 2011, the common stock of Curon Medical was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Goldstate Corp. (Goldstate), stock symbol GDTT, CIK No. 1050248, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Goldstate is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of $29,483 for the prior three months. As of August 15, 2011, the common stock of Goldstate was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

OneWorld Systems, Inc. (OneWorld Systems), stock symbol OWLD, CIK No. 875983, is a dissolved Delaware corporation located in Sunnyvale, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OneWorld Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1999, which reported a net loss of $8,057,000 for the prior nine months. As of August 15, 2011, the common stock of OneWorld Systems was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PracticeXpert, Inc. (PracticeXpert), stock symbol PXPT, CIK No. 1113679, is a revoked Nevada corporation located in Calabasas, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PracticeXpert is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of $3,173,076 for the prior six months. As of August 15, 2011, the common stock of PracticeXpert was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of Auriga Laboratories, Curon Medical, Goldstate, OneWorld Systems, and PracticeXpert, is both necessary and appropriate.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Auriga Laboratories, Inc., Curon Medical, Inc., Goldstate Corp., OneWorld Systems, Inc., and PracticeXpert, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge